UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blackhawk Biofuels, LLC
File No. 333-136353 CF# 22189

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Blackhawk Biofuels, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 20, 2008.

Based on representations by Blackhawk Biofuels, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	until June 1, 2013
Exhibit 10.17	until June 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Lesli Sheppard
Special Counsel